Exhibit 21

RCN CORPORATION SUBSIDIARIES

Name	State of Organization or Incorporation

21st Century Telecom Services, Inc.	Delaware
Brainstorm Networks, Inc.	California
Hot Spots Productions, Inc.	New York
ON TV, Inc.	New York
RCN-BecoCom, LLC	Massachusetts
RCN Cable TV of Chicago, Inc.	Delaware
RCN Entertainment, Inc.	Delaware
RCN Finance, LLC	Delaware
RCN Financial Management, Inc.	Delaware
RCN International Holdings, Inc.	Delaware
RCN Internet Services, Inc.	Delaware
RCN Telecom Services, Inc.	Pennsylvania
RCN Telecom Services of Illinois, LLC	Illinois
RCN Telecom Services of Massachusetts, Inc.	Massachusetts
RCN Telecom Services of Philadelphia, Inc.	Pennsylvania
RCN Telecom Services of Virginia, Inc.	Virginia
RFM 2, LLC	Delaware
RLH Property Corporation	New Jersey
Starpower Communications, LLC	Delaware
TEC Air, Inc.	Delaware
UNET Holding, Inc.	Delaware